EXHIBIT 99.1
PETSEC ENERGY LTD
ACN 000 602 700
30 May 2007
PETSEC ENERGY LTD TO DEREGISTER FROM THE SEC
Petsec Energy Ltd (ASX, PSA; ADR’s, PSJEY.PK)
Petsec Energy Ltd intends to terminate the registration of its American Depositary Receipts (ADRs) and its duty to file reports under the Securities Exchange Act of 1934 in the United States.
On March 27, 2007, the Securities and Exchange Commission (SEC) issued final rules that will make it easier for foreign companies, such as Petsec, to terminate their SEC registration. These rules will come into effect on June 4 2007. Petsec will seek to deregister from the SEC when those rules become effective.
Petsec has been an SEC registered company since 1996 when it first initiated an ADR programme. Petsec’s ADRs (1 ADR represents 5 underlying Petsec shares) currently trade on the Pink Sheets under the code PSJEY.PK and over the past year have contributed around 3% of overall turnover in Petsec stock.
Deregistration is not expected to have any impact on the trading of Petsec’s ADRs in the USA but will substantially reduce administrative burdens and costs associated with the US compliance regime.
Petsec will continue to maintain good control and governance frameworks in accordance with the requirements of the Australian Stock Exchange’s Principles of Good Governance and Best Practice Guidelines.
For Further Information:

Mr Craig Jones	Mr Ross Keogh
General Manager — Corporate	President
Petsec Energy Ltd	Petsec Energy Inc.
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette LA 70503
Tel: 612 9247 4605 Fax: 612 9251 2410	Tel: 1 337 989 1942 Fax: 1 337 989 7271